KOPPERS HOLDINGS INC.	Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2004	2005	2006	2007	2008	Three months ended March 31, 2009
Earnings:
Income from continuing operations before taxes	$16.2	$18.2	$18.6	$79.5	$90.0	$8.2
Add: Fixed charges	47.0	59.7	69.4	55.5	52.9	13.0

Earnings as defined	$63.2	$77.9	$88.0	$135.0	$142.9	$21.2

Fixed charges:
Interest expensed	$38.2	$51.7	$61.3	$45.9	$40.8	$10.2
Interest capitalized	—	—	0.2	0.3	—	—

Rents	28.5	25.7	26.1	31.1	39.0	9.0
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	8.8	8.0	8.1	9.6	12.1	2.8

Total fixed charges	$47.0	$59.7	$69.6	$55.8	$52.9	$13.0

Ratio of earnings to fixed charges	1.34	1.31	1.26	2.42	2.70	1.63

Preference dividends	$77.5	$29.0	$—	$—	$—	$—

Ratio of pre-tax income to net income	2.22	1.72	—	—	—	—

Preferred dividend factor	$172.1	$49.9	$—	$—	$—	$—

Ratio of earnings to combined fixed charges and preference dividends (1)	—	—	1.26	2.42	2.70	1.63

(1)	Earnings were insufficient to cover combined fixed charges and preference dividends by $155.9 million in 2004 and $31.7 million in 2005.